TRANSCEPT DECLARES SPECIAL DIVIDEND OF $12.79 MILLION AND ADDITIONAL CONTINGENT FUTURE AMOUNTS IN CONNECTION WITH ITS MERGER WITH PARATEK PHARMACEUTICALS

POINT RICHMOND, CA, October 14, 2014 – Transcept Pharmaceuticals, Inc. (NASDAQ: TSPT) announced today that its board of directors declared a special dividend, in connection with its merger with Paratek Pharmaceuticals, Inc., in the initial cash amount of $0.6674 per share on Transcept’s common stock and the right to receive certain contingent cash amounts, in the future, on a pro rata basis, consisting of: (i) one hundred percent of any payments received by Transcept on or prior to the second anniversary of the closing date of the merger pursuant to the United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between Transcept and Purdue Pharmaceutical Products L.P., (ii) one hundred percent of any payments received by Transcept pursuant to the Termination Agreement and Release, dated September 19, 2014, by and between Transcept and Shin Nippon Biomedical Laboratories, Ltd., up to an aggregate of $2 million, (iii) ninety percent of any cash proceeds from a sale or disposition of Intermezzo (less all fees and expenses incurred by Transcept in connection with such sale or disposition following the closing date of the merger); provided such sale or disposition occurs, or a definitive written agreement with respect to such sale or disposition is entered into, prior to the second anniversary of the closing date of the merger, and (iv) the amount, if any, of the $3.0 million Intermezzo expense reserve to be deposited by Transcept at the closing of the merger that is remaining following the second anniversary of the closing date of the merger or upon the consummation of a sale or disposition of Intermezzo.

The special dividend is contingent upon (i) the approval of the merger and the issuance of Transcept’s common stock pursuant to the Merger Agreement; (ii) the approval of the amended and restated certificate of incorporation of Transcept to effect a reverse stock split of Transcept’s common stock, at a ratio of one new share for every twelve shares outstanding; and (iii) the approval of the amendment to the amended and restated certificate of incorporation of Transcept to change the name “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” at the special meeting of the Transcept stockholders to be held on Tuesday October 28, 2014.

All payments will be made to stockholders of record at the close of business on October 24, 2014. The initial cash payment will be made on October 29, 2014 and the timing of any future contingent cash payments will be determined by a special committee of Transcept’s board of directors.

About Transcept

Transcept Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the development and commercialization of proprietary products to address important therapeutic needs in the field of neuroscience.  Transcept has one commercial product, Intermezzo® (zolpidem tartrate) sublingual C-IV for the treatment of insomnia related to middle-of-the-night awakenings, and has recently assigned its rights to its former lead product candidate, TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (“DHE”) as the active drug, to Shin Nippon Biomedical Laboratories, Ltd. (“SNBL”) in exchange for a portion of certain future net revenue received by SNBL, up to an aggregate of $2 million, pursuant to the SNBL Termination Agreement.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of Transcept’s merger with Paratek, including the timing and amount of the pre-closing dividend and any other dividend or future payment in connection therewith; Transcept’s continued listing on NASDAQ after the merger; possible future royalties on INTERMEZZO sales, future payments from SNBL in connection with the assignment of Transcept’s rights to TO-2070 and potential proceeds from any sale of INTERMEZZO assets; the size of the Intermezzo reserve excess, if any; and expectations regarding voting by Transcept and Paratek stockholders. Transcept and/or Paratek may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in our forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Transcept makes, including the risks described in the "Risk Factors" section of Transcept periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Transcept may enter into or make. Transcept does not assume any obligation to update any forward-looking statements, except as required by law.

Contact:
Transcept Pharmaceuticals, Inc.
Leone Patterson
Vice President, Chief Financial Officer
(510) 215-3500
lpatterson@transcept.com

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